25003294

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70361

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arlington Capital Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 Morris Avenue Suite 1100
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott L Brown	917-696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company Cerified Public Accountants, Chartered
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey M Press, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arlington Capital Services, LLC, as of ______________, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas, County of Harris

Signature: Jeffrey Press

Title: CEO

Ana Laura Salazar Uribe

Notary Public

Document Notarized using a Live Audio-Video Connection

NOTARY PUBLIC STATE OF TEXAS
ANA LAURA SALAZAR URIBE
ELECTRONIC NOTARY PUBLIC
STATE OF TEXAS
NOTARY ID: 131757026
COMISSION EXP: OCT 11, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Arlington Capital Services, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Assets:	
Cash	$943,187
FINRA Flex Account	$558
Due From ACA	$594,122
Total Assets	$1,537,867

LIABILITIES

Liabilities:	
Accounts Payable	$24,000
Total Liabilities	$24,000

MEMBER'S EQUITY

Member's Equity:	$1,513,867
Total Liabilities and Member's Equity	$1,537,867

The accompanying notes are an integral part of these financial statements

Arlington Capital Services, LLC

Statement of Income
For the Period January 1, 2024 to December 31, 2024

Revenues:	
Success Fee Revenue	$9,000,000
Total Revenues:	$9,000,000
Expenses:	
Legal & Professional	$7,500
Bank Service Charges	$10
Miscellaneous	$1,000
Regulatory Fees	$194,589
Professional Development	$2,203
Liability Insurance	$16,139
Office Supplies	$990
Rent	$5,969
Occupancy	$7,945
Telephone	$1,752
Services	$33,379
Taxes & Licenses	$400
Fixed Compensation	$776,520
Total Expenses:	$1,048,396
Net Income:	$7,951,604

The accompanying notes are an integral part of these financial statements

Arlington Capital Services LLC

Statement of Member's Equity
December 31, 2024

Balance at December 31, 2023		$670,985
Net Income	$7,,951,603	
ACA Equity Distributions	($7,297,833)	
ACA Equity Contributions	$189,112	
Balance on December 31, 2024		$1,513,867

The accompanying notes are an integral part of these financial statements

Arlington Capital Services LLC

Statement of Cash Flows
January through December 2024

OPERATING ACTIVITIES	
Net Income	$7,951,603
Adjustments to reconcile Net Income to net cash provided by operations:	
Prepaid Expenses	$6,806
Accounts Payable	($9,734)
Net Cash provided by Operating Activities	$7,948,675
INVESTING ACTIVITIES	
Due from (to) ACA	$61,590
Net Cash provided by Investing Activities	$61,590
FINANCING ACTIVITIES	
ACA Equity Contributions	$189,112
ACA Equity Distributions	($7,297,833)
Net Cash provided by Financing Activities	($7,108,721)
Net Cash Increase for period	$901,544
Cash at beginning of period	$42,200
Cash at end of period	$943,744

The accompanying notes are an integral part of these financial statements

1. **Nature of Business:**

Arlington Capital Services, LLC (the Company), was formed on March 3, 2020. The company was formed for the purpose of acting as a broker dealer with the capacity and qualifications to advise clients on mergers and acquisitions, capital raising, and other advisory services. The company generated revenues in the most recently ended fiscal year from fees charged to clients.

The company is registered with the Securities and Exchange Commission ("SEC", SEC File #8-70361) and is a member (CRD #304588) of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

2. **Summary of Significant Accounting Policies:**

Basis of Accounting:

The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company's policy is to include as cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less.

At various times throughout the year the Company maintained bank balances in excess of the federal insured limit. This is considered normal banking practice. The federally insured limit was $250,000 at December 31, 2024.

Federal Income Taxes:

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the

Company's income is passed through to the members and the members are taxed individually on their share of the Company's earnings.

Revenue Recognition

The company is engaged to assist clients in advising on mergers and acquisitions as well as raising capital from institutional investors. All such transactions are private placements. The company may receive upfront or monthly retainers for services performed during an engagement irrespective of a transaction being consummated. Such services include preliminary work familiarizing our team with a client, market analysis and identification of prospective acquirors or partners, and preparing descriptive information regarding a client, among other services and efforts. The company considers retainer revenue to be generated at the time it is received for performing such services. If a transaction is consummated, retainer fees paid to the date of closing such transaction may be credited against the transaction success fee. The company considers revenue to be generated when the BD satisfies the performance obligation.

3. Uncertain Tax Positions:

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subjected to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

4. Related Parties:

One Hundred percent (100%) of the membership interests in Arlington Capital Services, LLC are owned by Arlington Capital Advisors, LLC. Arlington Capital Services, LLC has a cost sharing agreement with Arlington Capital Advisors, LLC for items that include shared space, office supplies, utilities, computers and other facilities, which are reimbursed on a monthly basis. The company recorded expenses under this agreement of $842,695 for 2024. Included in the total is a provision for rent which is included in the "rent" expenses on the accompanying Statement of Income in the amount of $5,968. There is in addition an affiliated counterparty for transactions effected in the United Kingdom – Arlington Capital Advisors Limited.

.

5. Commitments & Contingencies:

The Company may incur claims against others and may have claims made against

it due to matters arising out of the conduct of the company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the opinion of the company's management, have a material adverse effect on the Company's financial position.

6. **Net Capital:**

The company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of its aggregate indebtedness and will not require a specific exemption from the full provisions of SEC Rule 15c3-3 (customer protection rule). Net capital and net capital related ratios may fluctuate on a daily basis. On December 31, 2024, the Company had net capital of $919,187, exceeding the minimum net capital requirement of $5,000 by $914,187.

7. **Subsequent Events:**

Management has evaluated subsequent events through the point at which the financial statements were available to be issued and currently does not anticipate that the aggregate liability arising out of these matters will have a material effect on the Company's results of operations, financial position or cash flows.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member,
of Arlington Capital Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arlington Capital Services, LLC as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arlington Capital Services as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arlington Capital Services, LLC's management. Our responsibility is to express an opinion on Arlington Capital Services LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arlington Capital Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of the Reserve Requirements under Securities and Exchange Commission Rule 15c3-3, and Schedule III – Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Arlington Capital Services, LLC's financial statements. The supplemental information is the responsibility of Arlington Capital Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities

and Exchange Commission, Schedule II – Computation for Determination of the Reserve Requirements under Securities and Exchange Commission Rule 15c3-3, and Schedule III – Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Arlington Capital Services, LLC's auditor since 2020.

Olathe, Kansas

March 13, 2025